UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING




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                                                       SEC FILE NUMBER
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                                                       CUSIP NUMBER 86606R107
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(CHECK ONE):  |_| Form 10-K Form 20-F Form 11-K  |X| Form 10-Q Form N-SAR


For Period Ended: June 30, 2007
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: June 30, 2007
                                 -------------


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HERIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


                          Summit Global Logistics, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable


                              One Meadowlands Plaza
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            Address of Principal Executive Office (STREET AND NUMBER)


                        East Rutherford, New Jersey 07073
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                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form

           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other
           exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


Summit Global Logistics, Inc. (the "Company") is in the process of preparing and reviewing the report on Form 10-Q for the quarter ended June 30, 2007, and the Form 10-Q could not be completed on or before the August 14, 2007 prescribed due date without unreasonable effort or expense. Management has no reason to believe that the report will not be completed within the extension period.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


          Paul Shahbazian            (201)                 806-3700 ext.213
          ---------------            -----                 ----------------
               (Name)             (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


See Schedule A attached hereto.

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                          SUMMIT GLOBAL LOGISTICS, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 14, 2007                       By /s/ Paul Shahbazian
     ----------------------                   ----------------------------------
                                                  Name:  Paul Shahbazian
                                                  Title: Chief Financial Officer

                                   SCHEDULE A

In November 2006, the Company acquired Maritime Logistics US Holdings Inc. ("Maritime Logistics") by merging the Company's wholly owned subsidiary into Maritime Logistics (we refer to this acquisition as the merger). As a result of the merger, Maritime Logistics became a wholly-owned subsidiary of the Company, and the Company subsequently changed its name to Summit Global Logistics, Inc. Prior to the merger, the Company did not have any meaningful business operations. Maritime Logistics was established on February 6, 2006 as an ocean transportation intermediary logistics company. During 2006, on or about the effective time of the merger, Maritime Logistics completed several acquisitions. The merger was accounted for as a reverse acquisition whereby Maritime Logistics was deemed to be the "accounting acquirer." The consolidated results of operations of the Company for 2006 include the consolidated financial statements of Maritime Logistics from its inception in February 2006 through December 31, 2006, combined with the 2006 results of operations of the other acquired businesses prior to their acquisition.


The Company's consolidated revenues for the six months ended June 30, 2007 were $115.2 million. The Company had $0.5 million revenue for the six months ended June 30, 2006. However, the unaudited pro forma combined revenues of the Company for the six months ended June 30, 2006, were $94.2 million. This unaudited pro forma revenue for the six months ended June 30, 2006 combines the Company's predecessors as if the merger and acquisitions had occurred as of January 1, 2006. Revenues increased by $21.0 million or 22.2% from $94.2 million in 2006 to $115.2 million in 2007. Revenue growth was driven primarily by (i) $14.7 million revenue by SeaMaster, our Asian operation that actively started in April, 2007 and (ii) $7.8 million increase due to an increase in containerized cargo freight management movement in the six months ended June 30, 2007. Such revenue growth was offset by the termination of certain customer contracts as a result of the Company's restructuring of certain of its warehousing contracts to a dedicated space revenue model.


The Company's consolidated revenues for the three months ended June 30, 2007 were $69.1 million. The Company had $0.5 million of revenue for the three months ended June 30, 2006. However, the unaudited pro forma combined revenues of the Company for the three months ended June 30, 2006, were $49.8 million. This unaudited pro forma revenue for the three months ended June 30, 2006 combines the Company's predecessors as if the merger and acquisitions had occurred as of January 1, 2006. Revenues increased by $19.3 million or 38.5% from $49.8 million in 2006 to $69.1 million in 2007. Revenue growth was driven primarily by (i) $14.7 million revenue by SeaMaster, our Asian operation that actively started in April, 2007 and (ii) $3.4 million increase due to an increase in containerized cargo freight management movement in the three months ended June 30, 2007.